UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Arcimoto, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

039587100

(CUSIP Number)

December 26, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 8

CUSIP No. 039587100

1.	Names of Reporting Persons. FOD Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,442,857*

	6.	Shared Voting Power:

	7.	Sole Dispositive Power: 1,442,857*

	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,442,857*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%**

12.	Type of Reporting Persons (See Instructions): OO

*	Consisting of 500,000 of common stock and a warrant immediately exercisable to acquire up to 942,857 shares of common stock at an exercise price of $3.50 per share.
**	Based 15,975,198 shares outstanding as reported by the issuer in its Prospectus Supplement dated December 26, 2018, filed pursuant to Rule 424(b)(5) (Registration No. 333-227683), which assumes full exercise of the warrant.

Schedule 13G	Page 3 of 8

CUSIP No. 039587100

1.	Names of Reporting Persons. Michael T. Raymond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,442,857*

	6.	Shared Voting Power: N/A

	7.	Sole Dispositive Power: 1,442,857*

	8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,442,857*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%**

12.	Type of Reporting Persons (See Instructions): IN

*	Consisting of 500,000 of common stock and a warrant immediately exercisable to acquire up to 942,857 shares of common stock at an exercise price of $3.50 per share.
**	Based 15,975,198 shares outstanding as reported by the issuer in its Prospectus Supplement dated December 26, 2018, filed pursuant to Rule 424(b)(5) (Registration No. 333-227683), which assumes full exercise of the warrant.

Schedule 13G	Page 4 of 8

Item 1. (a)	Name of Issuer: Arcimoto, Inc. (the “Issuer”)

Item 1. (b)	Address of Issuer's Principal Executive Offices: 2034 W. 2nd Avenue, Eugene, Oregon 97402

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by FOD Capital, Inc. (“FOD Capital”) and Michael T. Raymond (the “Manager”) with regard to common stock and a warrant convertible into common stock of Arcimoto, Inc., an Oregon corporation (the “Issuer”). FOD Capital is a family investment fund organized as a limited liability company under the laws of the State of Florida. The investments of FOD Capital are managed by its manager. The power to vote and dispose or direct the disposition of the securities of the issuer on behalf of FOD Capital is vested in Mr. Raymond, as portfolio manager. As of the date of signing of this report, Mr. Raymond, as the Manager of FOD Capital, has the sole power to vote and dispose or direct the disposition of 1,442,857 shares of common stock (or securities convertible into common stock) of the Issuer owned by FOD Capital. This consists of 500,000 of common stock and a warrant immediately exercisable to acquire up to 942,857 shares of common stock at an exercise price of $3.50 per share.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business office of FOD Capital, Inc. is located at:

7009 Shrimp Road

Suite 4

Key West, FL 33040

The principal business office of Michael T. Raymond is located at:

Michael T. Raymond

2600 W. Big Beaver Rd.

Suite 300

Troy MI 48084

Item 2. (c)	Citizenship: FOD Capital is a limited liability company organized under the laws of the State of Florida. Mr. Raymond is a citizen of the United States of America.

Schedule 13G	Page 5 of 8

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 039587100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

FOD Capital -- 1,442,857*

Mr. Raymond -- 1,442,857*

Schedule 13G	Page 6 of 8

(b)	Percent of class:

FOD Capital -- 9.0%**

Mr. Raymond -- 9.0%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

FOD Capital -- 1,442,857*

Mr. Raymond -- 1,442,857*

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of:

FOD Capital -- 1,442,857*

Mr. Raymond -- 1,442,857*

(iv)	Shared power to dispose or to direct the disposition of: N/A

*	Consisting of 500,000 of common stock and a warrant immediately exercisable to acquire up to 942,857 shares of common stock at an exercise price of $3.50 per share.
**	Based 15,975,198 shares outstanding as reported by the issuer in its Prospectus Supplement dated December 26, 2018, filed pursuant to Rule 424(b)(5) (Registration No. 333-227683), which assumes full exercise of the warrant.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019
FOD Capital, LLC

	By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

Michael T. Raymond

	By:	/s/ Michael T. Raymond
Michael T. Raymond, Individually

Schedule 13G	Page 8 of 8

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: January 3, 2019
FOD Capital, LLC

	By:	/s/ Michael T. Raymond
Michael T. Raymond, Manager

Michael T. Raymond

	By:	/s/ Michael T. Raymond
Michael T. Raymond, Individually